Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & FedEx

November 26, 2012

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:      The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (“LNY”, and together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

On November 26, 2012, pursuant to Rule 485(a)(1) of the 1933 Act, LNY filed the following “template” or model variable annuity filing as described below:

•	Lincoln New York Account N for Variable Annuities, File No. 333-175691 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filing; the Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•	Because the Replicate Filing is substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filing effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filing will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	The Replicate Filing will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The amendment outlines changes to the age-banded percentages for calculating the Guaranteed Annual Income under Lincoln Lifetime IncomeSM Advantage 2.0 that will be applicable to new elections of this rider.  These changes will be effective January 1, 2013.

There are no differences between the Template Filing and the Replicate Filing.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filing:

Lincoln Life Variable Annuity Account N
•	File No. 333-172328

We understand that the Commission staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1222.  Thank you for your assistance with and attention to this matter.

Sincerely,
Scott C. Durocher
Counsel

cc:           Alberto Zapata, Esq.